SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. )

The Beard Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

07384R408
(CUSIP Number)

Allan R. Hallock #2 Cleek Way Columbine Valley, Colorado 80123 (303) 734-9605
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

12/22/2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

Cusip No. 07384R408____________________	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Allan R. Hallock

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS		PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	554,635
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	554,635
	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		554,635

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		5.63%

14.	TYPE OF REPORTING PERSON		IN

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $.0006665 per share (“Common Stock”) of The Beard Company, an Oklahoma corporation (the “Issuer”). The principal executive offices of the Issuer are located at 301 N.W. 63rd, Suite 400, Oklahoma City, Oklahoma 73116.

Item 2.	Identity and Background.
(a)	Name: Allan R. Hallock
(b)	Principal business address: #2 Cleek Way, Columbine Valley, Colorado 80123
(c)	Occupation: Independent Consulting Geologist
(d)	Criminal convictions: Mr. Hallock has not been convicted in a criminal proceeding.
(e)

Civil Proceedings: Mr. Hallock has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the last five years as a result of which Mr. Hallock was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

(f)	Citizenship: United States of America
Item 3.	Source and Amount of Funds or Other Consideration.

On December 22, 2008, Mr. Hallock converted $160,362 principal amount of the Issuer’s 12% Convertible Subordinated Notes due 2009 (the “Notes”) into a total of 90,000 shares of the Issuer’s Common Stock. The source of funds for Mr. Hallock’s original purchase of the Notes was Mr. Hallock’s personal funds.

Item 4.	Purpose of Transaction.

Mr. Hallock acquired his holdings of the Issuer’s Common Stock for investment purposes only. Mr. Hallock has no plans or proposals of the type required to be disclosed by this Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.
(a)

As of December 31, 2008, Mr. Hallock beneficially owned 554,635 shares of the Issuer’s Common Stock. 549,923 shares are owned through the Allan R. Hallock Trust, 3,750 shares are held by an IRA for the benefit of Mr. Hallock and 962 shares are issuable upon the exercise of warrants held by the Allan R. Hallock Trust at an exercise price of $0.80 per share.

(b)	Mr. Hallock has the sole power to direct the disposition and direct the vote of all 554,635 shares of the Issuer’s Common Stock beneficially owned by Mr. Hallock.
(c)	None.
(d)	None.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not Applicable.

Item 7.	Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2009

/s/  Allan R. Hallock

Allan R. Hallock